UNITE[illegible] 11021176
SECURITIES AND EXC[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2011
Washington, DC
110

SEC FILE NUMBER
8-40487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dahlman Rose & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Downey (212) 920-2990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dahlman Rose & Company, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CAROL A. SCALI
Notary Public State of New York
NO. 01SC5067921
Qualified in Kings County
Commission Expires 1/8/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Contents

	Page
Financial Statements	
Independent auditors' report	1
Statement of financial condition as of December 31, 2010	2
Notes to statement of financial condition	3

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members
Dahlman Rose and Company, LLC

We have audited the accompanying statement of financial condition of Dahlman Rose and Company, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dahlman Rose and Company, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 15, 2011

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash	$ 24,041,790
Restricted cash	2,122,930
Due from clearing brokers	8,217,588
Security deposit with clearing brokers	260,000
Securities owned, at fair value	5,707,757
Underwriting fees receivable	3,823,218
Commissions receivable	1,009,898
Furniture and equipment (net of accumulated depreciation of $605,676)	1,027,877
Prepaid expenses	618,569
Other assets	1,908,311
TOTAL ASSETS	**$ 48,737,938**
LIABILITIES AND MEMBERS' CAPITAL	
LIABILITIES	
Accounts payable and accrued expenses	$ 2,155,284
Accrued compensation and bonuses payable	9,452,090
Securities sold short, at fair value	922,373
Income taxes payable	1,188,350
Deferred rent	3,163,259
TOTAL LIABILITIES	**16,881,356**
COMMITMENTS AND CONTINGENCIES	
MEMBERS' CAPITAL	**31,856,582**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 48,737,938**

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Dahlman Rose & Company, LLC (the "Company") is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Through September 6, 2010, the Company was owned 100% by REDS Management LLC ("REDS") (as "Managing Member"). On September 7, 2010, the two principal stockholders of REDS each contributed 86,398.6087 units of REDS for a 1% interest in the Company, in the form of one Class B unit. Such interest was contributed to DRC Holdings Inc. ("Minority Member").

The Company acts as an introducing broker clearing on a fully-disclosed basis through Pershing LLC and Goldman Sachs Clearing Company, for which it earns commissions and enters into proprietary security transactions for its own account. The Company conducts business in OTC and listed equity securities, debt securities, mutual funds, private placements, and options, acts as a market maker, underwrites listed securities, trades on a proprietary basis, and provides investment banking and corporate finance consulting services. The Company's client base is comprised principally of institutional/professional investors and corporate issuers.

The Company's headquarters are located in New York, with additional branch offices in Houston, San Francisco and Boston.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold short are valued at their quoted market prices.

Rent

Rent payments under noncancellable operating leases are being recognized on the straight-line method over the terms of the respective lease. The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of rent security deposits on New York City sub-leases, the Company maintains irrevocable standby letters of credit in favor of its sub-landlord in the amount of $2,122,930 that is collateralized by two certificate of deposits; $689,440 at JP Morgan Chase Bank, N.A. and $1,433,490 at City National Bank. Such amounts are shown as restricted cash in the accompanying statement of financial condition. Under the various lease terms, the letters of credit must be maintained until the expiration of the subleases through May 30, 2016.

Research Fees and Commissions

Research fees are paid to the Company for providing research to clients. These fees are recognized as revenue when earned. Commissions earned from securities transactions are recorded as revenue on a trade-date basis.

Investment Banking and Advisory Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, financial advisory fees as services are rendered and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Foreign Currency Translations

Securities and cash denominated in foreign currencies are translated into U.S. dollars using the rates of exchange at the date of the statement of financial condition. Purchases and sales of foreign securities and the related income are translated at the rates of exchange prevailing on the date of such transaction.

Profit-Based Compensation

The Company estimates the fair value of profit units of REDS granted to employees of the Company, on the date of grant and recognizes an expense ratably over the requisite service periods, relating to those profit units that are expected to vest.

Fair Value of Investments

FASB Accounting Standards Codification ("ASC") 820-10 (formerly Statement of Financial Accounting Standards No. 157), "Fair Value Measurements" ("ASC 820-10") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC 820-10 are:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 — Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Common stock and common stock sold short are classified within Level 1 of the fair value hierarchy and are valued on the last business day of the year at the last available reported sales price.

Level 2 includes those financial instruments whose valuations are based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly. Included in this level would be common stock, valued at the last relevant trade price closest to the reporting date and warrants based on the price of the underlying security using Black-Scholes option pricing model.

	Total	Level I	Level II
Securities owned:			
Common Stock [1]	$ 2,764,775	$ 2,764,775	$ -
Equity warrants	2,942,982	-	2,942,982
	$ 5,707,757	$ 2,764,775	$ 2,942,982
Securities sold short:			
Common Stock [1]	$ 922,373	$ 922,373	$ -
	$ 922,373	$ 922,373	$ -

[1] Principally in maritime and freight related industries

ASC 820, "Fair Value Measurements and Disclosures," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition. Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets of three years.

At December 31, 2010, furniture and equipment consist of:

Furniture and fixtures	$ 750,951
Computer and equipment	882,602
	1,633,553
Less: Accumulated depreciation	(605,676)
	$ 1,027,877

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts at one financial institution and certificate of deposits, which at times, may exceed federally insured limits. The Company also maintains cash and securities in two custodian broker accounts (Note 6). In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

5. UNDERWRITING FEES RECEIVABLE

Underwriting fees receivable consist primarily of $3,823,218 of fees and reimbursements from eight transactions that occurred primarily in the fourth quarter of 2010.

6. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing brokers, Pershing LLC and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), pursuant to fully disclosed clearance agreements.

At December 31, 2010, the due from clearing brokers reflected on the statement of financial condition is cash held by the clearing brokers and unsettled trades. At December 31, 2010, securities owned at fair value, which consisted of common stock, are held by the clearing brokers.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces, on a fully disclosed basis, all of its customer transactions, which are not reflected in this financial statement, to its clearing brokers, which maintain the customer accounts and clear such transactions.

For transactions in which the Company, through its clearing brokers, may extend credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily, and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of $250,000 and $10,000 at Pershing LLC and GSEC, respectively, or such other amounts that the clearing brokers may require at a future date. At December 31, 2010, there were no amounts to be indemnified to the clearing brokers for these transactions.

7. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and therefore is not subject to federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City Unincorporated Business Tax and Texas Franchise Tax.

The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years ending prior to December 31, 2007.

8. CAPITAL LEASES

The Company leases certain furniture and equipment under capital leases expiring through November 2012. The assets subject to capital lease are included in furniture and equipment on the statement of financial condition at December 31, 2010 for $58,736.

Future minimum capital lease payments are as follows:

Year Ending December 31,	
2011	$ 38,211
2012	24,159
Total	$ 62,370
Less: Interest	(3,634)
	$ 58,736 [1]

[1] Included in accounts payable and accrued expenses

9. PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan that is available to all employees.

10. COMMITMENTS

Leases

The Company leases office space under operating leases for varying periods through May 2016. The leases contain provisions for minimum rent plus escalation expenses. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord.

At December 31, 2010, future minimum lease payments for all noncancellable leases net of sublease rental income with initial terms of one year or more are as follows:

Year ending December 31	Lease Obligations	Sublease Rental Income	Net
2011	$ 1,977,547	$ 470,113	$ 1,507,434
2012	4,376,634	281,400	4,095,234
2013	3,722,672		3,722,672
2014	3,802,141		3,802,141
2015	4,052,112		4,052,112
2016	1,350,704	-	1,350,704
	$ 19,281,810	$ 751,513	$ 18,530,297

ASC 420 "*Exit or Disposal Cost Obligations*" requires that a cost associated with an exit or disposal activity be recorded at its fair value when a liability has been incurred. For operating leases, a liability for continued costs under the lease for its remaining term without economic benefits to the entity is recognized and measured at its fair value when the entity stops using the right conveyed by the lease (the "cease-use date"). The fair value of the liability at the "cease-use date" is determined on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property.

The Company has been given $1,647,200 of incentives by the landlord to purchase new fixed assets and tenant improvement at the new premises of which $1,221,667 of such amount is receivable at December 31, 2010 and is included in other assets. The Company has recorded $1,647,200 as a liability that is being amortized over the term of the lease.

11. CONTINGENCIES

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In the opinion of management, all such legal actions are without merit or involve amounts which would not have a material adverse effect on the statement of financial condition of the Company.

12. FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include equity warrants contracts. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2010, the Company had four equity warrants with a value of $2,942,982.

13. MEMBERS' CAPITAL

The Company is authorized to issue 100 capital units of which 99 are designated as Class A capital units and 1 designated as a Class B capital units. Class A capital units are voting whereas the Class B capital unit is non-voting. Profit and losses and distributions are allocated to members based on members' interests. Units held by the Minority Member are redeemable at the option of the Managing Member in cash or Class B capital units of REDS at its then fair value.

14. REDS PROFIT UNITS

The employees of the Company are granted from time to time profit units of REDS. The Board of REDS may grant up to 2,419,800 profit units to employees of the Company and REDS. REDS can issue up to 300,000 profit units in any fiscal year and no more than 100,000 profit units to any new employee. Such profit units have the right to share in future profits of REDS. The profit units granted to employees normally vest over a three-year period.

At December 31, 2010, the schedule of profit units granted is the following:

Profit Units granted at beginning of year	820,800
Profit Units granted	439,000
Profit Units granted at end of year	1,259,800
Profit Units vested at year end	644,137

At December 31, 2010, 1,160,000 profit units are available for grant.

15. SUBORDINATED BORROWINGS

In March 2010, the Company entered into a temporary subordinated loan agreement with one of its clearing brokers in the amount of $16,000,000 bearing interest at 6.5% per annum and maturing in April 2010. The note was repaid in March and April 2010.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's compliance with net capital requirements, it may not be repaid.

16. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital based on the aggregate indebtedness method. As a broker-dealer engaged in market making activities, the Rule requires the company to maintain minimum net capital equal to the greater of $285,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2010, the Company had net qualifying capital of $28,398,408 which was $27,333,944 in excess of its required net capital of $1,064,464. The Company's ratio of aggregate indebtedness to net capital was 56.2%.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the SEC under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

17. SUBSEQUENT EVENTS

Management has evaluated events through March 15, 2011, the date that this financial statement was available to be issued.